Date July 08, 2011

Duc Dang
Securities and Exchange Commission
RE: HOMEOWNUSA
Amendment No.2 Registration Statement on
Form S-11
Filed March 24, 2011
File No. 333-170035

In response to your letter dated April 21, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Homeownusa (the “Company”).  Amendment no. 3 to the Form S-11 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s April 21 letter in italicized text immediately before our response.

General

1.
We note your response to comment 1 of our letter dated November 18, 2011 that Industry Guide 5 does not apply to you because you are a REIT. Please refer to Securities Act. Release No. 33-6900 (June 17, 1991), which addresses the applicability of Guide 5 to REIT’s, and tell us why the guidance included in the guide is not applicable to your offering and disclosure.

Response:

Upon review of Securities Act Release No. 33-6900 (June 17, 1991), we note the requirement for registrants to provide investors with clear, concise and understandable disclosure. We further note the application of Guide 5 “should” be considered as appropriate in the preparation of registration statements for real estate investment trusts and for all other limited partnership offerings.

The Company is registering securities on Form S-11 because our planned business is primarily that of acquiring interests in real estate. At the current state of our development, the Company is not a real estate investment trust. Accordingly, we are of the opinion that the application of Guide 5 should not be considered as appropriate. However in the interest of providing investors with clear, concise and understandable disclosure, the Company will consider the Commission’s guidance to apply any elements of Industry Guide 5 that would improve our disclosure.

2.
We note your response to comment 7 and the revised disclosure that you and your president “intend” to enter into the share redemption agreement. Considering your ability to qualify as a REIT is merely based on an intention and not an actual agreement, it is not clear how you have provided an adequate basis for your disclosure and the filed tax opinion related to your REIT qualification. Please revise to clarify. To the extent that you reach an agreement on the share redemption with your president, please file the agreement and revise to discuss its material term.

Response:

In order to qualify as a REIT, the Company and Mr. du Plooy have agreed to enter into a share redemption agreement whereby the Company will redeem a number of shares from Mr. du Plooy for consideration of $1.00. Upon the closing of this offering, a calculation of the number of shares the Company will redeem will be made so that Mr. du Plooy owns 9.9% of the shares issued and outstanding.

Accordingly, we have revised our disclosure in footnote 2 under Use of Proceeds, in the section titled Summary of the Offering by the Company and in the section titled Security Ownership of Certain Beneficial Owners and Management.

Prospectus Cover Page

3.
Please note that prior comment 5 sought revision on your prospectus cover page and not the registration statement cover page, as you have provided. Please revise this page to provide the disclosure requested by Item 501(b)(3) of Regulation S-K.

Response:

We have moved the Calculation of Registration Fee table and Legend from the registration statement cover page to the outside front cover page of the prospectus on Page 2. We have revised the table as follows:

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee(2)

Common Stock by Company	5,000,000	$0.50	$2,500,000	$178.25

(1) The offering price has been arbitrarily determined by the Company and bears no relationship to assets, earnings, or any other valuation criteria. No assurance can be given that the shares offered hereby will have a market value or that they may be sold at this, or at any price.

(2) Estimated solely for the purpose of calculating the registration fee based on Rule 457 (o).

(3) The expenses of this offering, including the preparation of this prospectus and the filing of this registration statement, estimated at $6,700 are being paid for by Homeownusa. No commissions will be paid as the Company will not offer its shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from the Company.

Summary Information, page 5

4.
You have responded to comment 8 by deleting the reference to “historically attractive “Please note that the second part of the comment asked for balancing disclosure that you have not identified any sources of financing. Please revise to provide such disclosure or tell us why it is not applicable.

Response:

We have revised our disclosure in the section titled Summary Information about HOMEOWNUSA as follows: “We have not identified any sources of financing. We intend to use the proceeds from this offering to purchase real estate assets.”

5.
In your summary section and in the first paragraph of your plan of operation, please revise to clarity that your sole officer is a resident of South-Africa and has no experience in the real estate industry, as disclosed in your first risk factor on page 12.

Response:

We have revised our disclosure in the summary section and in the first paragraph of Plan of Operation as follows: “Our sole officer and Director is a resident of South Africa and has no prior experience in the real estate industry.”

Risk Factor, page 8

6.
In response to comment 11, you have revised to state that this section covers all material risks. However, you continue to qualify your disclosure by stating that this section includes “ the most significant material risks”, which appears to imply that there are other material risks. Please remove the noted qualification or advice.

Response:

We have revised our disclosure to read as follows:” The Company considers the following to be the material risks to an investor regarding this offering.”

Plan of Distribution, page 19

7.
Please note that the revisions made in response to comment 26 do not address prior comment 27, as you have responded. Please tell us how you may sell shares “from time to time” in compliance with Rule 415(a)(1)(ix) of Regulation C or revise your disclosure accordingly.

Response:

1.	We have revised our disclosure by deleting the words “from time to time”.

8.	We reissue comment 30. Please revise to discuss the methods by which your sole officer will solicit investors.

Response:

We have added the following revision to the Plan of Distribution: “In connection with the Company’s selling efforts, our President will contact friends, family and others known to him. In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale; an exemption from such registration or if qualification requirement is available and with which Homeownusa has complied.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Registration Statement is effective.”

 Use of Proceeds, page 20

9.
In response to comment 34, you have cited Item 511 of Regulation S-K. It remains unclear from your disclosure how the cost of actually soliciting investors and selling your shares will actually be paid. Please clarify wither Mr. du Plooy will cover such costs with his own funds or whether you will reimburse him. If you will reimburse him, include such cost s here.

Response:

In connection with Mr. du Plooy’s selling efforts, the Company disclosed the estimated cost of printing copies of the subscription agreement and the Prospectus. We do not anticipate other significant expenses related to Mr. du Plooy’s selling efforts. In the event Mr. du Plooy incurs additional costs, Mr. du Plooy will cover such costs with his own funds.

We have revised our disclosure in this section to include the above noted clarification.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.

10.
We note your responses to comments 32, 33, and 35 and the revised disclosure that you are “arbitrarily” targeting buildings with 75 to 300 units that cost between $400,000 and $1,600,000, respectively. In the appropriate section, please revise to clarify whether there is reasonable basis that such buildings at those price points actually exist in “established or developing neighborhoods” and would only require the limited renovations and improvements you have estimated for. With such revisions, define “developing neighborhoods”

Response:

Management has revised its disclosure by deleting any reference to “developing neighborhoods”. We have further revised our disclosure to support that there is a reasonable basis that that such buildings at this price points exist as follows: “The following table illustrates buildings representing potential acquisition properties or properties that that have sold at the price points described herein.

Address	Units	Price	Occupancy	For Sale	Sold	Date
Weestwood Manor Apartments at Clio Rd 4201 Clio Rd, Mt. Morris Town Ship, MI 48504	132	$525,000	vacant	X		June 10, 2011
Oak Park 1221 Willett Street, Memphis, TN 38106	224	$599,000	vacant	X		June 10, 2011
The Timbers Apartments Memphis, TN 4499 Sawmill Dr Memphis, TN 38128	200	$1,000,000	20%	X		June10, 2011
Skyview Apartments 11060 E. Mcnichols Rd. Detroit, MI 48234 Wayne County	124	$700,000			X	February, 2010
1315 S Barry Ave 1315 S Barry Ave Dallas, TX 75223 Dallas County	80	$437,500			X	March, 2011
4556 Winchester Rd 4556 Winchester Rd Memphis, TN 38118 Shelby County	166	$869,000			X	July, 2009
Asmann Apartments 1607 Asmann Drive Cincinnati, OH 45229	76	$415,000			X	January, 2011
Autumn Crest 2040 Stanton Road Atlanta, GA 30344 Fulton County	88	$500,000	33%		X	April, 2011
500 Skyline Drive 500 Skyline Dr Mc Minnville, TN 37110	93	$ 630,000 12% Cap rate at time of listing	95%		X	September 2009

11.
Please discuss how you will calculate the capitalization rate. Further, please discuss the basis for your belief that you would be able to locate properties at a capitalization rate of 10%. Elaborate on your reference to “occupancy potential f 90%”. Are you just using a 90% occupancy rate in your determination of projected NOI when calculating the capitalization rate, regardless of the then current occupancy rate? For properties that are close to 90% occupancy, provide your basis for the implication that you could acquire such properties at a 10% capitalization rate.

Response:

We have revised our disclosure as follows: “Management believes that the Income Capitalization Approach is the most common approach used in commercial real estate valuation. Valuation by the income approach consists of estimating a net operating income for the property and converting this income to a capital value. The net operating income is converted to a capital value by a ratio known as a capitalization rate or "cap rate" as it is commonly called. Although this cap rate is obtained from an analysis of sales of similar properties in the community or region where the subject property is located, management has yet to determine in which geographical area its initial multi-family apartment will be acquired. When analyzing potential properties, management will assume occupancy of 90% to calculate potential net operating income and cap rate. A general cap rate of 10 will be applied when evaluating target properties.”

Furthermore, in our response to your comment 10, we have provided example properties that provide the basis upon which we could acquire such properties.

Plan of Operation, page 22-23

12.
We note the Chairman and president, Pieter du Plooy, has no prior experience in operating a REIT. Please tell us the basis for the estimate of costs included in your plan of operations and how you derived such amounts.

Response:

From April 2002 until the sale of his business in August 2010, Mr. du Plooy was the owner/operator of Yonri Trust, doing business as “All a Minimum”, a retail manufacturer and contract installer of aluminum products.  All a Minimum specialized in manufacturing doorframes, windows frames, showers and installation into residential and commercial properties. The Company relied upon Mr. du Plooy’s experience in new construction and renovations to estimate the cost of renovations.

Advertising costs vary regionally. Management has yet to determine in which geographical area its initial multi-family apartment will be acquired. Accordingly, advertising costs were a rough estimate only.

Retaining a telemarketing sales team estimated to cost $25,000 was based on retaining two people over a four month period or using the services of a call center over a four month period.

13.
We note your representation on page 22 and elsewhere within you filing that you should be generating net operating income within 360 days of the date of this offering. Given the uncertainty surrounding the timing in which you will be able to acquire a property and commence your plan of operations, it does not appear that you have a sufficient basis for this representation. Please advise or revise accordingly.

Response:

We have revised the disclosure by deleting reference to generating operating income within 360 days from the date of this offering.

General Information about HOMEOWNUSA, page 25

14.
In response to comment 42, you have revised to clarify that you are using State Agent and Transfer Syndicate, Inc.’s address. Please tell us if you are also sharing the noted address with Global Club, Inc., SOEFL Inc., Gilla Inc., Alarming Devices, Inc. and Fresh Start Private Holdings, Inc. If so, please disclose such arrangement here and discuss your relationship with those entities, if any.

Response:

We have no idea who these companies are nor are we privy to State Agent and Transfer Syndicate’s customer list.

Investment Policies and Policies with Respect to Certain Activities, page 25.

15.
Your revised disclosure in response to comment 43 does not appear complete.  The first sentence of this section notes that your policy statement “does not create such obligation” even though you have not even disclosed the obligation to which you refer. Please revise to clarify if management has an obligation to notify stockholders of changes to your investment policies.

Response:

We have revised our disclosure such that the first sentence of this section reads as follows, “We do not currently have a policy that creates an obligation to report to shareholders if we alter our investment strategy nor have we made any revisions to our policy to do so.”

Financing Policies, page 27

16.
We note your response to comment 49 that you are not subject to the NASAA REIT Guidelines     based on your discussion with Kimberley Stein. Please provide us with the actual rationale used to confirm that the Guidelines do not apply to you.

Response:

We are a Nevada corporation. Kimberly Stein confirmed the State of Nevada does not adhere to NASAA REIT guidelines.

U.S. Federal Income Tax Considerations, page 29

17.
We note your deletion of references to your opinion in response to comment 50. Please revise to                      disclose that you have acquired an opinion of counsel related to your qualification as a REIT, identify such counsel, and attribute the disclosure in this section to counsel.

Response:

We have revised our disclosure as follows: “We have obtained an opinion from Mr. Chang G Park, CPA, 2667 Camino Del Rio South Plaza B, San Diego California 92108-3707 an independent public auditor in relation to our qualification as a REIT.”

Security Ownership of Certain Beneficial Owners and Management, page 49

18.	We note your response to comment 57 and the disclosure that Mr. du Plooy “may be deemed” a promoter. Please revise to remove the qualification.

Response:

We have revised our disclosure as follows; “The person named above is a “parent” and “promoter” of our company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of his direct and indirect stock holdings.”.

Financial Statements and Notes

Report of Registered Independent Public Accounting Firm, page 53 & 61.

19.
The period indicated within the opinion paragraph of the audit reports references December 10, 2010 as the date of inception instead of December 10, 2009. Please revise the audit opinion to reflect the proper date of inception.

Response:

We have revised our disclosure by providing an audit report with the correct inception date.

20.
Reference is made to the audit report on page 61 where the scope and opinion paragraph indicates that the statements of operations, changes in shareholders equity and cash flows for the period from inception through January 31, 2011 have been audited. Please note that the financial information for the period from inception through January 31, 2010 and the year ended January 31, 2011 must also be audited. Please clarity and revise your audit opinion accordingly to refer to each period for which audited financial statements are required.

Response:

We have revised our disclosure by providing an audit report with the revised scope and opinion paragraph. This audit report covers both audit periods; January 31, 2010 and January 31, 2011.

Statements of Operations and Statements of Cash Flows, page 64 and 66

21.
Given that your inception date is December 10, 2009, please revise the header for the middle column of information form “Year ended January 31, 2010” to “from inception (December 10, 2009) to January 31, 2010 on your statements of operations and cash flows.

Response:

We have revised our disclosure to read as follows: “From inception (December 10, 2009) to January 31, 2010 on our statements of operations and cash flows.

Note 2 – Summary of Significant Accounting Policies, page 67

22.	Please disclose your accounting policy for organizational and offering costs.

Response:

We have revised our disclosure in Note 2 under the section titled Development Stage Company as follows:” Organizational and offering costs are, and will be, expensed as and when they are incurred.”

Exhibit 8.1

23.
The qualification that the company will qualify as a REIT “provided that (it) timely makes all elections and conforms to procedural steps” should not be included with your tax opinion as it actually carves out the substance of the opinion. Please have your opinion revised accordingly. Also, as counsel has qualified that you are currently not organized in conformity with the requirements needed to qualify as a REIT commencing with the taxable year ending December 31, 2011, please revise the appropriate sections to reflect this qualification.

Response:

We have revised our disclosure as per your suggestions by revising Exhibit 8.1

Exhibit 23(ii)

24.
It appears the consent for the audit report for the financial statements as of January 31, 2010 was filed twice in error. Please revise to also file the appropriate consent for the audit report dated March 22, 2011 for the financial statements as of January 31, 2011.

Response:

We have revised our disclosure by requesting consents for audit reports for each of the respective audit periods.